EXHIBIT 2.4

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated effective as of April 30, 2010 (this “Plan of Merger”), is entered into by and between THERMON FINANCE, INC., a Texas corporation (“Thermon Finance”), and THERMON INDUSTRIES, INC., a Texas corporation (“Thermon Industries”). Thermon Finance and Thermon Industries are hereinafter collectively referred to as the “Merging Corporations.”

RECITALS AND DECLARATIONS

WHEREAS, Thermon Finance is a for-profit corporation duly organized and existing under the laws of the State of Texas;

WHEREAS, Thermon Industries is a for-profit corporation duly organized and existing under the laws of the State of Texas;

WHEREAS, the sole shareholder and board of directors of Thermon Finance, and the sole shareholder and board of directors of Thermon Industries each deem it advisable and in the best interest of the Merging Corporations for Thermon Finance to be merged with and into Thermon Industries (the “Merger”), with Thermon Industries being the surviving corporation of the Merger (the “Surviving Corporation”); and

WHEREAS, the sole shareholder and board of directors of Thermon Finance, and the sole shareholder and board of directors of Thermon Industries have each duly approved this Plan of Merger;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

THE MERGER AND NAME OF SURVIVING CORPORATION

At the Effective Time (as hereinafter defined), Thermon Finance shall be merged with and into Thermon Industries. At the Effective Time, the separate existence of Thermon Finance shall cease, and Thermon Industries, as the Surviving Corporation, shall carry on its business and shall continue its existence as a Texas for-profit corporation. The Surviving Corporation shall be governed by the laws of the State of Texas, shall continue its existence under the name “Thermon Industries, Inc.,” and shall maintain a registered office in the State of Texas at c/o CT Corporation System, 350 N. St. Paul Street, Dallas, Texas 75201.

ARTICLE 2

TERMS AND CONDITIONS OF THE MERGER

The terms and conditions of the Merger are (in addition to those set forth elsewhere in this Plan of Merger) as follows:

2.1 Effective Time of Merger. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Plan of Merger, the Merger shall become effective, and the effective time of the Merger shall occur at the date and time the Certificate of Merger filed with respect to the Merger is accepted by the Secretary of State of the State of Texas (the “Effective Time”).

2.2 Effects of Merger. At the Effective Time of the Merger:

2.2.1. The separate existence of Thermon Finance shall cease, and the Surviving Corporation shall be deemed a continuation in entity and identity of each of the Merging Corporations. The directors and officers of Thermon Industries immediately prior to the Effective Time shall continue to be the directors and officers of the Surviving Corporation.

2.2.2. The Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, powers, immunities, purposes and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each Merging Corporation; each and all of the rights, privileges, powers, immunities, purposes and franchises of each Merging Corporation, and all real property and personal property, tangible and intangible, of every kind and description, and all debts due to any Merging Corporation on whatever account, including all other things in action or belonging to each Merging Corporation shall be vested in the Surviving Corporation; and all property, rights, privileges, powers, immunities, purposes and franchises, and all and every other interest shall thereafter be considered the property of the Surviving Corporation as they were of the respective Merging Corporations, and the title to any real estate vested by deed or otherwise in any Merging Corporation shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of any Merging Corporation shall be preserved unimpaired, and all debts, liabilities and duties of the respective Merging Corporations shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

2.2.3. The assets, liabilities, reserves and accounts of each Merging Corporation shall be recorded on the books of the Surviving Corporation at the amounts at which they, respectively, shall be carried on the books of such Merging Corporation subject to such adjustments or eliminations of items as may be appropriate in giving effect to the Merger.

2.3 Manner and Basis of Converting the Ownership Interests. Each share of outstanding capital stock in Thermon Finance immediately prior to the Effective Time of the Merger shall, at the Effective Time of the Merger and by virtue of the Merger, cease to be outstanding and shall be converted into the right to receive $1.00. Each share of outstanding capital stock in Thermon Industries immediately prior to the Effective Time of the Merger shall, at the Effective Time of the Merger and by virtue of the Merger, be converted into one (1) issued and outstanding share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.4 Certificate of Formation. The Articles of Incorporation of Thermon Industries, as in effect immediately prior to the Effective Time, shall be the Certificate of Formation of the Surviving Corporation until thereafter changed or amended as provided in the Surviving Corporation’s Certificate of Formation and by applicable law.

2.5 Bylaws. The bylaws of Thermon Industries, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided in the Surviving Corporation’s bylaws and by applicable law.

ARTICLE 3

COSTS AND EXPENSES

Each Merging Corporation shall bear and pay all costs and expenses incurred by it or on its behalf (including without limitation fees and expenses of financial consultants, accountants and counsel) in connection with the consummation of the Merger.

ARTICLE 4

APPROVAL OF THE MERGER

4.1 Approval. This Plan of Merger has been adopted and approved on behalf of Thermon Finance and Thermon Industries in accordance with the Texas Business Organizations Code, and the terms of the respective governance documents of each Merging Corporation. By signing this Agreement, Thermon Finance and Thermon Industries represent that such approval has been properly obtained.

4.2 Certificate of Merger. The Surviving Corporation shall cause a Certificate of Merger, when certified, executed and acknowledged in accordance with Chapter 10 of the Texas Business Organizations Code, to be filed and recorded in the office of the Secretary of State of the State of Texas.

ARTICLE 5

MISCELLANEOUS

5.1 Governing Law. This Plan of Merger and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Texas.

5.2 Amendment. This Plan of Merger cannot be altered or amended except pursuant to an instrument in writing signed on behalf of the parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf as of the day and year first written above.

THERMON FINANCE, INC.

By:	/s/ Daniel J. Hennessy

Name:	Daniel J. Hennessy
President

THERMON INDUSTRIES, INC.

By:	/s/ Rodney Bingham

Name:	Rodney Bingham
President